SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 18, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange releases dated June 18, 2014:

Nokia Board of Directors adjusts Nokia equity plans due to the special dividend

Nokia to repurchase own shares in line with its capital structure optimization program

Nokia adjusts the conversion price of its EUR 750 million convertible bonds

STOCK EXCHANGE RELEASE

Nokia Board of Directors adjusts Nokia equity plans due to the special dividend

Nokia Corporation
Stock Exchange Release
June 18, 2014 at 16:55 (CET +1)

Espoo, Finland — As previously announced, the Nokia Annual General Meeting held on June 17, 2014 has decided to distribute a special dividend in the amount of EUR 0.26 per share in addition to an ordinary dividend of EUR 0.11 per share for year 2013. Since dividends are not paid to unvested equity received under the equity plans, the Board of Directors has decided to neutralize the impact of the extraordinary shareholder distributions to the participants holding unvested equity by approving an amendment to the original grant amount of all unvested shares to the participants, including both senior executives and key employees. Similarly, and as required by the terms and conditions of Nokia’s stock option plans, the exercise price of the Nokia stock options will be adjusted due to the special dividend by deducting the amount of the special dividend from the exercise price.

Nokia equity plans are not adjusted for the ordinary dividend.

As a result of these amendments, the number of additional performance and restricted shares is 713 736. The maximum number of shares under Nokia’s equity plans and option rights currently outstanding represents approximately 0.9% of Nokia’s currently issued shares (excluding the shares owned by Nokia and its subsidiary companies).

The additional shares under the above resolutions vest in accordance with the applicable plan terms and conditions, which means that they are subject to the applicable performance criteria and holding periods.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s new strategy; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Networks, HERE and Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, disputes, regulatory proceedings

1

or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our new strategy successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) our Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions,

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divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

3

STOCK EXCHANGE RELEASE

Nokia to repurchase own shares in line with its capital structure optimization program

Nokia Corporation
Stock Exchange Release
June 18, 2014 at 16:05 (CET +1)

Espoo, Finland — In line with the earlier announced EUR 5 billion capital structure optimization program,  the Nokia Board of Directors has today resolved to commence repurchases of shares under the authorization given by the Nokia Annual General Meeting held on June 17, 2014 (the “AGM”).

The Board resolved to repurchase a maximum of 370 million Nokia shares, however up to an equivalent of EUR 1.25 billion.

The shares may be repurchased by way of a directed repurchase from sellers in marketplaces the rules of which allow companies to trade with their own shares. The purchase price will be based on the current market price of Nokia shares in the marketplace.

Repurchases may also be carried out by entering into derivative, share lending or other arrangements, in which case the repurchase price may differ from the market price, within the limits of the authorization given by the AGM.

The shares may be repurchased for the purposes of either optimizing the capital structure of Nokia by way of reducing the number of the shares of the company or for the purposes of meeting obligations arising from share-based incentive plans for employees of Nokia or of an associate company.

The repurchases will commence earliest after publication of Nokia’s second quarter 2014 results, which are scheduled for publication on July 24, 2014. The current authorization given by the AGM is valid until December 17, 2015.

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s new strategy; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Networks, HERE and Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, disputes, regulatory proceedings

1

or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our new strategy successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) our Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business; 21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions,

2

divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

3

STOCK EXCHANGE RELEASE

Nokia adjusts the conversion price of its EUR 750 million convertible bonds

Nokia Corporation
Stock Exchange Release
June 18, 2014 at 16:30 (CET +1)

Espoo, Finland - Nokia announced today that it has adjusted the conversion price of its EUR 750 million convertible bonds (the “Bonds”) to EUR 2.44 per share due to the distribution of dividends decided by the Nokia Annual General Meeting on June 17, 2014 (the “AGM”).

The AGM decided on the distribution of an ordinary dividend of EUR 0.11 and a special dividend of EUR 0.26 per share. The terms and conditions of the Bonds provide for adjustments of the conversion price for any dividends.

Due to the adjustment of the conversion price, the maximum number of shares that the Bonds can be converted to is increased by 20 192 323 shares. Consequently, the Board of Directors decided, on the basis of the authorization by the AGM and in deviation from the pre-emptive subscription right of the company’s shareholders, to issue 20 192 323 new shares upon the conversion of the Bonds into Nokia shares.

Based on the adjusted conversion price, EUR 2.44, the maximum number of new shares which may be issued by Nokia upon the conversion of the Bonds is 307 336 065, representing approximately 8.3% of Nokia’s currently issued shares (excluding the shares owned by Nokia and its subsidiary companies).

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s new strategy; B) expectations, plans or benefits related to future performance of Nokia’s continuing businesses Networks, HERE and Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) the timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) the outcome of pending and threatened litigation, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to

Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our ability to execute our new strategy successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our continuing businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, establish a successful location-based platform and extend our location-based services across devices and operating systems; 8) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 9) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 10) our Networks business’ dependence on a limited number of customers and large, multi-year contracts; 11) our ability to retain, motivate, develop and recruit appropriately skilled employees; 12) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 13) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 14) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable to us; 15) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 16) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 17) management of Networks’ customer financing exposure; 18) the performance of the parties we partner and collaborate with, and our ability to achieve successful collaboration or partnering arrangements; 19) our ability to protect the technologies, which we develop, license, use or intend to use from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 20) the impact of regulatory, political or other developments on our operations and sales in those various countries or regions where we do business;

21) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 22) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 23) the impact of unfavorable outcome of litigation, contract related disputes or allegations of health hazards associated with our business, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This announcement does not constitute or form part of any offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities, including in the United States, nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2014	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal